Brookfield

2022

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Brookfield Renewable Corporation

AS AT JUNE 30, 2022 AND DECEMBER 31, 2021 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	11	$571	$410
Restricted cash	12	251	146
Trade receivables and other current assets	13	1,379	1,146
Financial instrument assets	3	79	58
Due from related parties	16	362	548
		2,642	2,308
Financial instrument assets	3	149	58
Equity-accounted investments	10	454	455
Property, plant and equipment, at fair value	6	37,258	37,915
Intangible assets		216	218
Goodwill		813	849
Deferred income tax assets	5	105	86
Other long-term assets		132	97
Total Assets		$41,769	$41,986
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$473	$452
Financial instrument liabilities	3	353	247
Due to related parties	16	485	649
Non-recourse borrowings	7	1,375	1,452
Provisions		16	12
BEPC exchangeable and class B shares	9	5,993	6,163
		8,695	8,975
Financial instrument liabilities	3	508	523
Non-recourse borrowings	7	12,581	12,060
Deferred income tax liabilities	5	5,017	5,020
Provisions		524	547
Other long-term liabilities		616	636
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	9,755	10,297
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	261	261
The partnership	9	3,812	3,667
Total Equity		13,828	14,225
Total Liabilities and Equity		$41,769	$41,986

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Corporation:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED (MILLIONS)		Three months ended June 30		Six months ended June 30
	Notes	2022	2021	2022	2021
Revenues	16	$997	$817	$1,926	$1,656
Other income		6	5	70	19
Direct operating costs(1)		(296)	(249)	(587)	(587)
Management service costs	16	(43)	(47)	(95)	(102)
Interest expense	7	(255)	(220)	(483)	(440)
Share of (loss) earnings from equity-accounted investments	10	1	(1)	(1)	1
Foreign exchange and financial instruments (loss) gain	3	3	(18)	(30)	16
Depreciation	6	(286)	(275)	(582)	(565)
Other		—	(31)	(26)	(177)
Remeasurement of BEPC exchangeable and class B shares	9	1,080	694	171	788
Income tax recovery (expense)
Current	5	(29)	(18)	(67)	(31)
Deferred	5	(41)	2	(41)	19
		(70)	(16)	(108)	(12)
Net income		$1,137	$659	$255	$597
Net income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	$90	$46	$180	$(10)
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	1	2	5	5
The partnership		1,046	611	70	602
		$1,137	$659	$255	$597
The accompanying notes are an integral part of these interim consolidated financial statements.
(1) Direct operating costs exclude depreciation expense disclosed below.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended June 30		Six months ended June 30
	Notes	2022	2021	2022	2021
Net income		$1,137	$659	$255	$597
Other comprehensive income (loss) that will not be reclassified to net income:
Revaluations of property, plant and equipment	6	—	15	(2)	(257)
Actuarial gain on defined benefit plans		9	7	12	12
Deferred income taxes on above items		(3)	(4)	(5)	40
Total items that will not be reclassified to net income		6	18	5	(205)
Other comprehensive income (loss) that may be reclassified to net income:
Foreign currency translation		(742)	249	(53)	(385)
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	3	13	(83)	(46)	12
Unrealized gain on foreign exchange swaps net investment hedge	3	58	5	15	26
Reclassification adjustments for amounts recognized in net income	3	35	—	90	(60)
Deferred income taxes on above items		(27)	11	(39)	1
Equity-accounted investments	10	(2)	—	1	—
Total items that may be reclassified subsequently to net income		(665)	182	(32)	(406)
Other comprehensive income (loss)		(659)	200	(27)	(611)
Comprehensive income (loss)		$478	$859	$228	$(14)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	$(303)	$84	$77	$(423)
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	(23)	16	9	—
The partnership		804	759	142	409
		$478	$859	$228	$(14)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED THREE MONTHS ENDED JUNE 30 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at March 31, 2022	$(5,808)	$(1,250)	$10,130	$(58)	$3,014	$293	$10,573	$13,880
Net income	1,046	—	—	—	1,046	1	90	1,137
Other comprehensive income (loss)	—	(258)	1	15	(242)	(24)	(393)	(659)
Capital contributions	—	—	—	—	—	—	135	135
Disposals (Note 2)	27	—	(27)		—		—	—
Dividends declared	—	—	—	—	—	(9)	(633)	(642)
Other	(3)	1	(3)	(1)	(6)	—	(17)	(23)
Change in period	1,070	(257)	(29)	14	798	(32)	(818)	(52)
Balance, as at June 30, 2022	$(4,738)	$(1,507)	$10,101	$(44)	$3,812	$261	$9,755	$13,828

Balance, as at March 31, 2021	$(5,871)	$(1,567)	$8,268	$(16)	$814	$241	$9,683	$10,738
Net income	611	—	—	—	611	2	46	659
Other comprehensive income (loss)	—	173	5	(30)	148	14	38	200
Capital contributions	—	—	—	—	—	—	11	11
Dividends declared	—	—	—	—	—	—	(154)	(154)
Other	(13)	—	—	(1)	(14)	1	3	(10)
Change in period	598	173	5	(31)	745	17	(56)	706
Balance, as at June 30, 2021	$(5,273)	$(1,394)	$8,273	$(47)	$1,559	$258	$9,627	$11,444
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED SIX MONTHS ENDED JUNE 30 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2021	$(4,834)	$(1,568)	$10,125	$(56)	$3,667	$261	$10,297	$14,225
Net income	70	—	—	—	70	5	180	255
Other comprehensive income (loss)	—	60	(1)	13	72	4	(103)	(27)
Capital contributions	—	—	—	—	—	—	196	196
Disposal (Note 2)	27	—	(27)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(9)	(798)	(807)
Other	(1)	1	4	(1)	3	—	(17)	(14)
Change in period	96	61	(24)	12	145	—	(542)	(397)
Balance, as at June 30, 2022	$(4,738)	$(1,507)	$10,101	$(44)	$3,812	$261	$9,755	$13,828

Balance, as at December 31, 2020	$(5,826)	$(1,350)	$8,381	$(28)	$1,177	$258	$10,290	$11,725
Net income (loss)	602	—	—	—	602	5	(10)	597
Other comprehensive loss	—	(44)	(131)	(18)	(193)	(5)	(413)	(611)
Capital contributions	—	—	—	—	—	—	38	38
Dividends declared	—	—	—	—	—	—	(290)	(290)
Other	(49)	—	23	(1)	(27)	—	12	(15)
Change in period	553	(44)	(108)	(19)	382	—	(663)	(281)
Balance, as at June 30, 2021	$(5,273)	$(1,394)	$8,273	$(47)	$1,559	$258	$9,627	$11,444
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended June 30		Six months ended June 30
(MILLIONS)	Notes	2022	2021	2022	2021
Operating activities
Net income		$1,137	$659	$255	$597
Adjustments for the following non-cash items:
Depreciation	6	286	275	582	565
Unrealized financial instruments gain	3	29	20	84	3
Share of earnings (loss) from equity-accounted investments	10	(1)	1	1	(1)
Deferred income tax (recovery) expense	5	41	(2)	41	(19)
Other non-cash items		7	5	(5)	55
Remeasurement of BEPC exchangeable shares and class B shares	9	(1,080)	(694)	(171)	(788)
Dividends received from equity-accounted investments	10	2	1	2	1
		421	265	789	413
Changes in due to or from related parties		11	37	15	61
Net change in working capital balances		(109)	(407)	(229)	(287)
		323	(105)	575	187
Financing activities
Proceeds from non-recourse borrowings	7	1,652	782	2,333	1,085
Repayment of non-recourse borrowings	7	(1,008)	(327)	(1,670)	(624)
Repayment of lease liabilities		(4)	(5)	(7)	(12)
Capital contributions from non-controlling interests	8	135	11	196	38
Distributions paid:
To participating non-controlling interests	8	(642)	(154)	(807)	(290)
Related party borrowings, net		(165)	115	9	168
		(32)	422	54	365
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity		—	(12)	—	(12)
Investment in property, plant and equipment	6	(246)	(166)	(414)	(405)
Proceeds from disposal of assets		88	—	88	—
Restricted cash and other	12	(102)	(34)	(125)	(72)
		(260)	(212)	(451)	(489)
Foreign exchange gain (loss) on cash		(18)	4	(17)	(6)
Cash and cash equivalents
Increase		13	109	161	57
Net change in cash classified within assets held for sale		—	(11)	—	(16)
Balance, beginning of period		558	298	410	355
Balance, end of period		$571	$396	$571	$396
Supplemental cash flow information:
Interest paid		$237	$202	$448	$407
Interest received		$6	$2	$11	$7
Income taxes paid		$27	$16	$33	$23
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Brookfield Renewable Corporation (“BEPC” or the “company) and its subsidiaries, own and operate a portfolio of renewable energy power generating facilities primarily in North America, Europe, Colombia and Brazil. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on September 9, 2019 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”), or, collectively with its controlled subsidiaries, including BEPC (“Brookfield Renewable”), or, collectively with its controlled subsidiaries, excluding BEPC, (the “partnership”). Brookfield Asset Management Inc. (“Brookfield Asset Management” or together with its controlled subsidiaries, excluding Brookfield Renewable, “Brookfield”) is our company’s ultimate parent.
The class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The registered head office of Brookfield Renewable Corporation is 250 Vesey Street, New York, NY, United States.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s December 31, 2021 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2021 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These interim financial statements were authorized for issuance by the Board of Directors of the company and authorized of issue on August 5, 2022.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, €, R$, and COP are to United States (“U.S.”) dollars, Euros, Brazilian reais, and Colombian pesos, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of presentation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These interim consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the company’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(d) Recently adopted accounting standards
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022.
The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on the company’s financial reporting.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

(e) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The company is currently assessing the impact of these amendments.
IFRS Interpretation Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flow)
In April 2022, the IFRS Interpretation Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flow. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. The company is currently assessing the impact of this IFRS IC agenda decision.
There are currently no other future changes to IFRS with potential impact on the company.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

2. DISPOSAL OF ASSETS
In June 2022, the company, together with its institutional partners, completed the sale of its 100% interest in a 36 MW operating hydroelectric portfolio in Brazil ("Brazil Hydroelectric Portfolio") for proceeds of R$461 million (approximately $90 million and $23 million net to the company). The company holds an approximately 23% economic interest in each of the project entities within the Brazil Hydroelectric Portfolio and a 100% voting interest. As a result of the disposition, the company's post-tax portion of the accumulated revaluation surplus of $27 million was reclassified from accumulated other comprehensive income directly to equity and noted as a Disposal item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposal of the Brazil Hydroelectric Portfolio is shown below:

(MILLIONS)	Total
Proceeds, net of transaction costs	$90
Carrying value of net assets held for sale
Assets	90
Liabilities	—
90
Loss on disposal, net of transaction costs	$—

3. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
The company`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. The company uses financial instruments primarily to manage these risks.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

The following table presents the company's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	June 30, 2022				December 31, 2021
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$571	$—	$—	$571	$410
Restricted cash(1)	302	—	—	302	197
Financial instrument assets(1)
Energy derivative contracts	—	29	2	31	45
Interest rate swaps	—	175	—	175	40
Foreign exchange swaps	—	20	—	20	31
Investments in debt and equity securities	—	—	2	2	—
Property, plant and equipment	—	—	37,258	37,258	37,915
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	—	(295)	(155)	(450)	(206)
Interest rate swaps	—	(26)	—	(26)	(103)
Foreign exchange swaps	—	(2)	—	(2)	(6)
Tax equity	—	—	(383)	(383)	(455)
Liabilities for which fair value is disclosed:
BEPC exchangeable and class B shares(2)	(5,993)	—	—	(5,993)	(6,163)
Non-recourse borrowing(1)	(1,725)	(12,052)	—	(13,777)	(14,397)
Total	$(6,845)	$(12,151)	$36,724	$17,728	$17,308
(1)Includes both the current amount and long-term amounts
(2)BEPC class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 9 –BEPC Exchangeable shares, BEPC Class B shares and BEPC Class C shares, the BEPC class C shares meet certain qualifying criteria and are presented as equity.
There were no transfers between levels during the six months ended June 30, 2022.
Financial instruments disclosures
The aggregate amount of our company's net financial instrument positions are as follows:

	June 30, 2022			December 31, 2021
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$31	$450	$(419)	$(161)
Interest rate swaps	175	26	149	(63)
Foreign exchange swaps	20	2	18	25
Investments in debt and equity securities	2	—	2	—
Tax equity	—	383	(383)	(455)
Total	228	861	(633)	(654)
Less: current portion	79	353	(274)	(189)
Long-term portion	$149	$508	$(359)	$(465)

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

(a)   Tax equity
The company owns and operates certain projects in the United States under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the interim consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized within foreign exchange and financial instruments (loss) gain in the interim consolidated statements of income (loss).
(b)   Energy derivative contracts
The company has entered into energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in the company's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(c)   Interest rate hedges
The company has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(d)   Foreign exchange swaps
The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
The following table reflects the gains (losses) included in foreign exchange and financial instrument (loss) gain in the interim consolidated statements of income for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Energy derivative contracts	$(37)	$(44)	$(124)	$(63)
Interest rate swaps	(2)	8	20	33
Foreign exchange swaps	27	3	35	48
Tax equity	32	2	62	16
Foreign exchange gain (loss)	(17)	13	(23)	(18)
	$3	$(18)	$(30)	$16
The following table reflects the gains (losses) included in other comprehensive income (loss) in the interim consolidated statements of comprehensive income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Energy derivative contracts	$(75)	$(71)	$(224)	$(23)
Interest rate swaps	79	(3)	179	37
Foreign exchange swaps	9	(9)	(1)	(2)
	13	(83)	(46)	12
Foreign exchange swaps - net investment	58	5	15	26
	$71	$(78)	$(31)	$38

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Energy derivative contracts	$35	$(1)	$88	$(63)
Interest rate swaps	—	1	2	3
	$35	$—	$90	$(60)
4. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The operations of the company are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) distributed energy & sustainable solutions (pumped storage, cogeneration and biomass) and 5) corporate. This best reflects the way in which the CODM reviews the results of the company.
The reporting to the CODM was revised during the quarter to incorporate the distributed energy & sustainable solutions business of the company. The distributed energy & sustainable solutions business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world through distributed generation and offering of other sustainable services. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & sustainable solutions.
In accordance with IFRS 8, Operating Segments, the company discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and significant accounting policies.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects the company’s share from facilities which it accounts for using consolidation and the equity method whereby the company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides shareholders perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to the company’s shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed below. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include the company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by the company apportioned to each of the above-noted items.
The company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent the company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish the company’s legal claims or exposures to such items.
The company reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The company analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
The company uses Funds From Operations to assess the performance of the company before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. The company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2022:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$307	$43	$51	$37	$—	$438	$(12)	$571	$997
Other income	4	3	9	—	—	16	—	(10)	6
Direct operating costs	(109)	(13)	(11)	(16)	(2)	(151)	7	(152)	(296)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	5	—	5
	202	33	49	21	(2)	303	—	409
Management service costs	—	—	—	—	(38)	(38)	—	(5)	(43)
Interest expense(1)	(46)	(7)	(14)	(4)	(4)	(75)	1	(126)	(200)
Current income taxes	(9)	(1)	1	—	—	(9)	—	(20)	(29)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(1)	—	(1)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(258)	(258)
Funds From Operations	147	25	36	17	(44)	181	—	—
Depreciation						(127)	3	(162)	(286)
Foreign exchange and financial instrument gain (loss)						(14)	—	17	3
Deferred income tax expense						(11)	—	(30)	(41)
Other						(8)	—	8	—
Dividends on BEPC exchangeable shares(1)						(55)	—	—	(55)
Remeasurement of BEPC exchangeable and BEPC class B shares						1,080	—	—	1,080
Share of earnings from equity-accounted investments						—	(3)	—	(3)
Net income attributable to non-controlling interests						—	—	167	167
Net income attributable to the partnership						$1,046	$—	$—	$1,046
(1)Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests of $91 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $255 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2021:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$243	$47	$49	$34	$—	$373	$(9)	$453	$817
Other income	10	—	1	—	—	11	—	(6)	5
Direct operating costs	(96)	(8)	(12)	(12)	—	(128)	4	(125)	(249)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	5	—	5
	157	39	38	22	—	256	—	322
Management service costs	—	—	—	—	(47)	(47)	—	—	(47)
Interest expense(1)	(31)	(10)	(13)	(5)	(4)	(63)	2	(107)	(168)
Current income taxes	(5)	(2)	—	—	—	(7)	—	(11)	(18)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(204)	(204)
Funds From Operations	121	27	25	17	(51)	139	—	—
Depreciation						(122)	3	(156)	(275)
Foreign exchange and financial instrument gain (loss)						(25)	1	6	(18)
Deferred income tax recovery (expense)						8	—	(6)	2
Other						(31)	—	—	(31)
Dividends on BEPC exchangeable shares(1)						(52)	—	—	(52)
Remeasurement of BEPC exchangeable and BEPC class B shares						694	—	—	694
Share of earnings from equity-accounted investments						—	(4)	—	(4)
Net income attributable to non-controlling interests						—	—	156	156
Net income attributable to the partnership						$611	$—	$—	$611
(1)Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net loss attributable to participating non-controlling interests of $48 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $220 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2022:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	573	95	90	67	—	825	(25)	1,126	1,926
Other income	24	5	21	7	—	57	—	13	70
Direct operating costs	(216)	(27)	(24)	(33)	(2)	(302)	15	(300)	(587)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	10	—	10
	381	73	87	41	(2)	580	—	839
Management service costs	—	—	—	—	(90)	(90)	—	(5)	(95)
Interest expense(1)	(84)	(14)	(25)	(9)	(4)	(136)	3	(240)	(373)
Current income taxes	(19)	(1)	—	—	—	(20)	—	(47)	(67)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(3)	—	(3)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(547)	(547)
Funds From Operations	278	58	62	32	(96)	334	—	—
Depreciation						(259)	6	(329)	(582)
Foreign exchange and financial instrument gain (loss)						(37)	2	5	(30)
Deferred income tax recovery (expense)						5	—	(46)	(41)
Other						(34)	—	8	(26)
Dividends on BEPC exchangeable shares(1)						(110)	—	—	(110)
Remeasurement of BEPC exchangeable and BEPC class B shares						171	—	—	171
Share of earnings from equity-accounted investments						—	(8)	—	(8)
Net income attributable to non-controlling interests						—	—	362	362
Net income attributable to the partnership						70	—	—	70
(1)Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net loss attributable to participating non-controlling interests of $185 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $483 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2021:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	478	113	86	65	—	742	(22)	936	1,656
Other income	17	4	3	—	—	24	—	(5)	19
Direct operating costs	(179)	(33)	(24)	(23)	—	(259)	9	(337)	(587)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	13	—	13
	316	84	65	42	—	507	—	594
Management service costs	—	—	—	—	(102)	(102)	—	—	(102)
Interest expense(1)	(67)	(20)	(27)	(10)	(4)	(128)	4	(212)	(336)
Current income taxes	(10)	(2)	—	—	—	(12)	—	(19)	(31)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(4)	—	(4)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(363)	(363)
Funds From Operations	239	62	38	32	(106)	265	—	—
Depreciation						(248)	6	(323)	(565)
Foreign exchange and financial instrument gain (loss)						(27)	2	41	16
Deferred income tax recovery (expense)						21	—	(2)	19
Other						(93)	—	(84)	(177)
Dividends on BEPC exchangeable shares(1)						(104)	—	—	(104)
Remeasurement of BEPC exchangeable and BEPC class B shares						788	—	—	788
Share of earnings from equity-accounted investments						—	(8)	—	(8)
Net income attributable to non-controlling interests						—	—	368	368
Net income attributable to the partnership						602	—	—	602
(1)Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net loss attributable to participating non-controlling interests of $5 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $440 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

The following table presents information on a segmented basis about certain items in our company's statements of financial position and reconciles the company's proportionate results to the consolidated statements of financial position by aggregating the components comprising the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to the partnership						Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Solar	Distributed energy & sustainable solutions	Corporate	Total
As at June 30, 2022
Cash and cash equivalents	$62	$60	$48	$11	$—	$181	$(1)	$391	571
Property, plant and equipment, at fair value	13,501	1,458	1,568	1,212	—	17,739	(610)	20,129	37,258
Total assets	15,181	1,723	1,732	1,268	14	19,918	(175)	22,026	41,769
Total borrowings	2,803	723	1,265	485	—	5,276	(163)	8,843	13,956
Other liabilities	4,147	433	170	18	6,063	10,831	(12)	3,166	13,985
For the six months ended June 30, 2022:
Additions to property, plant and equipment	61	20	63	10	—	154	(7)	309	456
As at December 31, 2021
Cash and cash equivalents	$41	$35	$43	$13	$4	$136	$(2)	$276	410
Property, plant and equipment, at fair value	13,577	1,478	1,585	1,232	—	17,872	(604)	20,647	37,915
Total assets	15,108	1,700	1,731	1,279	17	19,835	(176)	22,327	41,986
Total borrowings	2,720	765	1,377	461	—	5,323	(161)	8,350	13,512
Other liabilities	4,051	379	119	66	6,231	10,846	(15)	3,418	14,249
For the six months ended June 30, 2021:
Additions to property, plant and equipment	92	25	41	4	—	162	(5)	300	457

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

Additional Segment Information
The following table presents consolidated revenue split by technology for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Hydroelectric	$608	$463	$1,177	$941
Wind	157	144	340	346
Solar	166	144	294	252
Distributed energy & sustainable solutions	66	66	115	117
Total	$997	$817	$1,926	$1,656
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	June 30, 2022	December 31, 2021
North America	$22,510	$22,634
Colombia	8,170	8,497
Brazil	3,664	3,299
Europe	3,368	3,940
	$37,712	$38,370
5. INCOME TAXES
The company's effective income tax rate was 29.8% for the six months ended June 30, 2022 (2021: 2.0%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income or loss not subject to tax.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

6. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)
Property, plant and equipment, at fair value
As at December 31, 2021	$25,496	$4,998	$6,457	$188	$37,139
Additions	8	(52)	2	—	(42)
Transfer from construction work-in-progress	95	1	—	1	97
Disposals	(97)	—	—	—	(97)
Items recognized through OCI:
Change in fair value	(2)	—	—	—	(2)
Foreign exchange	(171)	(85)	(201)	6	(451)
Items recognized through net income:
Depreciation	(253)	(153)	(159)	(17)	(582)
As at June 30, 2022	$25,076	$4,709	$6,099	$178	$36,062
Construction work-in-progress
As at December 31, 2021	$224	$114	$433	$5	$776
Additions	61	144	289	4	498
Transfer to property, plant and equipment	(95)	(1)	—	(1)	(97)
Items recognized through OCI:
Foreign exchange	9	(5)	15	—	19
As at June 30, 2022	$199	$252	$737	$8	$1,196
Total property, plant and equipment, at fair value
As at December 31, 2021(2)	$25,720	$5,112	$6,890	$193	$37,915
As at June 30, 2022(2)	$25,275	$4,961	$6,836	$186	$37,258
(1)Includes cogeneration and biomass.
(2)Includes right-of-use assets not subject to revaluation of $49 million (2021: $52 million) in our hydroelectric segment, $127 million (2021: $130 million) in our wind segment, $148 million (2021: $157 million) in our solar segment , and $2 million (2021: $2 million) in other.

In the first quarter of 2022, the company, together with its institutional partners, completed the acquisition of a 248 MW development wind portfolio in Brazil. The investment is accounted for as asset acquisition as it does not constitute a business combinations under IFRS 3, with $11 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. The company holds a 25% economic interest.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

7. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, and non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in the United States and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate ("EURIBOR"). The company uses interest rate swap agreements in the United States and Colombia to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, Interbank Deposit Certificate rate (“CDI”), or The Extended National Consumer Price Index (“IPCA”) plus a margin. Non-recourse borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.
Effective January 1, 2022, Sterling Overnight Index Average (“SONIA”) replaced £ LIBOR, and Euro Short-term Rate (“€STR”) replaced € LIBOR. It is also currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR prior to June 30, 2023. As at June 30, 2022, the company’s floating rate borrowings have not been materially impacted by SONIA and €STR reforms. The company has a transition plan for the replacement of US$ LIBOR with the Secured Overnight Financing Rate (“SOFR”) benchmark on June 30, 2023. This plan involves certain amendments to the contractual terms of US$ LIBOR referenced floating rate borrowings, interest rate swaps, interest rate caps and updates to hedge designations. These are not expected to have a material impact.
The composition of non-recourse borrowings is presented in the following table:

	June 30, 2022				December 31, 2021
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)(3)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	6.3	8	$6,812	$6,683	5.1	7	$6,160	$6,543
Wind	4.4	9	2,417	2,300	3.7	9	2,416	2,577
Solar	5.1	13	3,938	4,006	4.1	13	4,110	4,365
Distributed energy & sustainable solutions	4.2	12	836	788	3.9	12	860	912
Total	5.5	10	$14,003	$13,777	4.5	9	$13,546	$14,397
Add: Unamortized premiums(4)			37				57
Less: Unamortized financing fees(4)			(84)				(91)
Less: Current portion			(1,375)				(1,452)
			$12,581				$12,060
(1)Includes $9 million (2021: $8 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $15 million (2021: nil) outstanding to an associate of Brookfield. Refer to Note 16 - Related party transactions for more details.
(3)Excluding credit facilities total weighted-average term is 9 years.
(4)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

In the first quarter of 2022, the company completed a financing of COP 200 billion ($53 million) in Colombia. The loan bears a fixed interest of 8.66% and matures in 2032.
In the first quarter of 2022, the company completed a financing of COP 356 billion ($95 million) in Colombia. The bond issued in two tranches bears variable interest at IPC plus an average margin of 4.39% maturing in 2029 and 2037.
In the first quarter of 2022, the company completed a financing of COP 200 billion ($53 million) in Colombia. The loan bears variable interest at IBR plus 3.25% maturing in 2032.
In the first quarter of 2022, the company completed a financing of R$150 million ($29 million) associated with a solar development project in Brazil. The loan bears a variable interest at IPCA plus 5.04% and matures February 2045.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

In the first quarter of 2022, the company completed a refinancing totaling $170 million associated with a hydroelectric portfolio in the United States. The debt drawn in two tranches bears an average fixed interest of 3.62% and matures in 2032.
In the first quarter of 2022, the company completed a refinancing totaling $35 million associated with a hydroelectric portfolio in the United States. A portion of the debt bears a fixed rate of 4.98% and the remaining portion bears interest at the SOFR plus 3.25% maturing in 2026.
In the second quarter of 2022, the company completed a financing of R$300 million ($63 million) associated with a solar development project in Brazil. The loan bears a variable interest at IPCA plus 5.39% and matures 2045.
In the second quarter of 2022, the company completed a financing of R$500 million ($96 million) associated with a solar development project in Brazil. The loan bears a variable interest at IPCA plus 1.58% and matures 2024.
In the second quarter of 2022, the company completed a financing of €66 million ($70 million) associated with a solar asset in Spain. The loan bears a fixed interest rate of 3.36% and matures 2039.
In the second quarter of 2022, the company completed a financing of COP 400 billion ($97 million) in Colombia. The loan bears variable interest at IBR plus 3.25% maturing in 2032.
In the second quarter of 2022, the company completed a financing of COP 100 billion ($24 million) in Colombia. The loan bears variable interest at IBR plus 3.9% maturing in 2030.
In the second quarter of 2022, the company completed a financing of COP 50 billion ($12 million) in Colombia. The loan bears variable interest at IBR plus 3.9% maturing in 2030.
In the second quarter of 2022, the company completed a financing of COP 100 billion ($24 million) in Colombia. The loan bears variable interest at IBR plus 4.70% maturing in 2034.
In the second quarter of 2022, the company completed a financing of COP 219 billion ($53 million) in Colombia. The loan bears variable interest at IBR plus 2.45% maturing in 2027.
In the second quarter of 2022, the company completed a financing of COP 594 billion ($144 million) in Colombia. The loan bears variable interest at IBR plus 2.98% maturing in 2029.
In the second quarter of 2022, the company completed a financing of COP 237 billion ($57 million) in Colombia. The loan bears variable interest at IBR plus 2.45% maturing in 2030.
In the second quarter of 2022, the company increased its revolving credit facility capacity associated with the United States business by $250 million to a total of $750 million.
In the second quarter of 2022, the company completed a refinancing totaling $500 million associated with the United States business. The loan bears a variable interest at SOFR plus 2.85% and matures in 2029.
8. NON-CONTROLLING INTERESTS
The company`s non-controlling interests are comprised of the following:

(MILLIONS)	June 30, 2022	December 31, 2021
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$9,755	$10,297
Participating non-controlling interests – in a holding subsidiary held by the partnership	261	261
	$10,016	$10,558

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Isagen institutional investors	Isagen public non-controlling interests	The Catalyst Group	TerraForm Power	Other	Total
As at December 31, 2021	$686	$2,251	$3,186	$261	$2,442	$13	$132	$853	$473	$10,297
Net income (loss)	—	(36)	67	(1)	106	1	12	22	9	180
Other comprehensive income (loss)	(7)	5	(15)	10	(66)	—	—	18	(48)	(103)
Capital contributions	—	4	—	186	—	—	—	—	6	196
Dividends declared	(21)	(39)	(251)	—	(424)	(1)	(5)	(46)	(11)	(798)
Other(1)	—	2	2	(1)	(4)	(1)	(1)	3	(17)	(17)
As at June 30, 2022	$658	$2,187	$2,989	$455	$2,054	$12	$138	$850	$412	$9,755
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	53%	0.3%	25%	33%	0.3% - 30%
(1) During the year, the company issued additional shares to a partly-owned subsidiary of Brookfield Renewable. Refer to Note 15 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements for further details.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

9. BEPC EXCHANGEABLE SHARES, BEPC CLASS B SHARES AND BEPC CLASS C SHARES
The BEPC exchangeable shares and class B shares are classified as liabilities due to their exchange and cash redemption features. As at June 30, 2022, the BEPC exchangeable shares and class B shares were remeasured to $34.80 per share to reflect the NYSE closing price of a BEP unit. Remeasurement gains or losses associated with these shares are recorded in the interim consolidated statements of income (loss). During the three and six months ended June 30, 2022, our shareholders exchanged 4,743 and 8,084 BEPC exchangeable shares, respectively for an equal number of BEP units resulting in a decrease of less than $1 million to our financial liability (2021: 6,033 and 9,642 shares, respectively resulting in a decrease of less than $1 million). During the three and six months ended June 30, 2022, the company declared and paid dividends of $55 million and $110 million, respectively (2021: $52 million and $104 million, respectively) on its BEPC exchangeable shares outstanding. Dividends on BEPC exchangeable shares are presented as interest expense in the interim consolidated statements of income.
The following table provides a continuity schedule of outstanding BEPC exchangeable and class B shares along with the corresponding liability and remeasurement gains and losses.

	BEPC exchangeable shares outstanding (units)	BEPC class B shares outstanding (units)	BEPC exchangeable and BEPC class B shares ($ million)
Balance, as at December 31, 2021	172,203,342	165	$6,163
Share issuance	27,064	—	1
Share exchanges	(8,084)	—	—
Remeasurement of liability	—	—	(171)
Balance, as at June 30, 2022	172,222,322	165	$5,993
Similar to BEPC exchangeable shares and BEPC class B shares, BEPC class C shares are classified as liabilities due to their cash redemption feature. However, BEPC class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. There are 189.6 million BEPC class C shares issued and outstanding as at June 30, 2022.
In December 2021, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 8.6 million BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the three and six months ended June 30, 2022.
10. EQUITY-ACCOUNTED INVESTMENTS
The following are the company’s equity-accounted investments for the six months ended June 30, 2022:

(MILLIONS)	June 30, 2022
Opening balance	$455
Share of net loss	(1)
Share of other comprehensive income	1
Dividends received	(2)
Foreign exchange translation and other	1
Ending balance	$454
11. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents are as follows:

(MILLIONS)	June 30, 2022	December 31, 2021
Cash	$567	$405
Short-term deposits	4	5
	$571	$410

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

12. RESTRICTED CASH
The company’s restricted cash is as follows:

(MILLIONS)	June 30, 2022	December 31, 2021
Operations	$82	$80
Credit obligations	74	67
Development projects	146	50
Total	302	197
Less: non-current	(51)	(51)
Current	$251	$146
13. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company's trade receivables and other current assets are as follows:

(MILLIONS)	June 30, 2022	December 31, 2021
Trade receivables	$457	$502
Collateral deposits(1)	733	434
Prepaids and other	71	83
Income tax receivables	10	30
Inventory	21	20
Other short-term receivables	87	77
	$1,379	$1,146
(1)Collateral deposits are related to energy derivative contracts the company enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of the company's risk management strategy.
The company primarily receives payments monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company's accounts payable and accrued liabilities are as follows:

(MILLIONS)	June 30, 2022	December 31, 2021
Operating accrued liabilities	$196	$195
Accounts payable	108	118
Interest payable on borrowings	82	71
BEPC exchangeable shares distributions payable(1)	14	16
Current portion of lease liabilities	23	25
Other	50	27
	$473	$452
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.
15. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

In the normal course of business, the company will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at June 30, 2022, the company had $675 million (2021: $392 million) of capital expenditure commitments of which $394 million is payable in 2022, $262 million is payable in 2023 , $17 million is payable in 2024 to 2027, and $2 million thereafter.
The company, together with institutional partners, entered into a commitment to invest COP 153 billion ($37 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the second half of 2022, subject to customary closing conditions, with the company expected to hold a 22% interest.
Brookfield Renewable, together with institutional partners, agreed to acquire a high-quality approximately 600 MW late-stage greenfield solar development project in Brazil, for a total investment of approximately $186 million (approximately $47 million net to Brookfield Renewable). The transaction is expected to close in second half of 2022, subject to customary closing conditions, with Brookfield Renewable holding a 25% interest.
An integral part of the company’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s profile. In the normal course of business, the company has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, the company will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), the company, or by co-investors.
Contingencies
The company and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the company’s consolidated financial position or results of operations.
The company’s subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
The company, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Global Transition Fund. The company’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by the company’s subsidiaries as at June 30, 2022 were $766 million (2021: $698 million).
 Guarantees
In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, sales and purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings and guarantee agreements prevents the company from making a reasonable estimate of the maximum potential amount that the company could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.
Two direct and indirect wholly-owned subsidiaries of our company fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) and BEP Subco Inc. subsidiaries of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
16. RELATED PARTY TRANSACTIONS
The company’s related party transactions are recorded at the exchange amount. The company’s related party transactions are primarily with the partnership and Brookfield.
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the draws bear interest at LIBOR plus 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at June 30, 2022 (December 31, 2021: nil). The interest expense on the Brookfield revolving credit facility and deposit for the three and six months ended June 30, 2022 totaled nil and less than $1 million (2021: nil and $1 million, respectively).
From time to time, Brookfield Asset Management Reinsurance Partners L.P. (“Brookfield Reinsurance”), an associate of the company, may take part in financings of the company, alongside other market participants. Such financings are non-recourse to the company and are recorded within Non-recourse borrowings on the consolidated statements of financial position. As at June 30, 2022, $15 million of non-recourse borrowings is due to Brookfield Reinsurance (2021: nil).
Other Amendments
During the year, a subsidiary of the company transferred its power agency agreements related to certain of the partnership’s Canadian assets to Evolugen Trading and Marketing LP (“ETMLP”), a subsidiary of the partnership.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

The following table reflects the related party agreements and transactions for the three and six months ended June 30 in the interim consolidated statements of income:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Revenues
Power purchase and revenue agreements	$20	$35	$59	$108

Other income
Interest income	$3	$—	$5	$—

Direct operating costs
Energy purchases(1)	$(8)	$(9)	$(12)	$(13)
Energy marketing fee & other services	(2)	(3)	(7)	(4)
Insurance services(2)	—	(4)	—	(9)
	$(10)	$(16)	$(19)	$(26)

Interest expense
Borrowings	$(6)	$(12)	$(10)	$(12)

Other related party services	$(1)	$(1)	$(2)	$(2)
Management service agreement	$(43)	$(47)	$(95)	$(102)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. For the three and six months ended June 30, 2021, the company recognized nil and $62 million gains, respectively associated with agency arrangement which have been excluded from energy purchases. As of April 1, 2021, the agency arrangements were transferred from the partnership to the company.
(2)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2021 were nil. As of November 2021, Brookfield, through a regulated subsidiary, began providing reinsurance coverage to third-party commercial insurers for the benefits of certain of the company’s entities in North America. The premiums and claims paid are not included in the table above.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	June 30, 2022

GENERAL INFORMATION
Corporate Office
250 Vesey Street
New York, NY
United States
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com/bepc
Officers of Brookfield Renewable Corporation
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of Brookfield Renewable Corporation
Jeffrey Blidner
Eleazar de Carvalho Filho
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Patricia Zuccotti
Stephen Westwell
Randy MacEwen
Dr. Sarah Deasley
Exchange Listing
NYSE: BEPC (share unit)
TSX:    BEPC (share unit)
Investor Information
Visit Brookfield Renewable Corporation online at
https://bep.brookfield.com/bepc for more information. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Corporation

bep.brookfield.com

NYSE: BEPC
TSX: BEPC.UN